Watts, Griffis and McOuat
Since 1962
CONSULTING GEOLOGISTS AND ENGINEERS

CONSENT OF QUALIFIED PERSON

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Michael Kociumbas, P.Geo., Senior Geologist and Vice-President of Watts, Griffis and McOuat Limited, hereby consent to the public filing of the technical report titled *"Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador"* for Alderon Iron Ore Corp. and dated effective December 17, 2012 (the "Technical Report").

I also consent to any extracts from or a summary of the Technical Report in the news release dated January 9, 2013 of Alderon Iron Ore Corp. (the "News Release").

I certify that I have read the News Release filed by Alderon Iron Ore Corp. and that it fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 9th day of January, 2013.

Sincerely,

Michael Kociumbas, P.Geo.
Senior Geologist and Vice-President

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
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